SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 324

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                        CHAPMAN & CUTLER
                                        Attention:  Eric F. Fess
                                        111 West Monroe Street
                                        Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             FT 324

                      Cross-Reference Sheet


         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

           FORM N-8B-2                        FORM S-6
           ITEM NUMBER                  HEADING IN PROSPECTUS

            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                 Prospectus front cover
     (b)  Title of securities issued    Summary of Essential
                                        Information

2.        Name and address of each      Information as to
          depositor                     Sponsor, Trustee and
                                        Evaluator

3.        Name and address of           Information as to
          trustee                       Sponsor, Trustee and
                                        Evaluator

4.        Name and address of           Underwriting
          principal underwriters

5.        State of organization         The FT Series
          of trust

6.        Execution and termination     The FT Series; Other
          of trust agreement            Information

7.        Changes of name                    *

8.        Fiscal Year                        *

9.        Litigation                         *

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer          Rights of Unit Holders
          securities

     (b)  Cumulative or distributive
          securities                    The FT Series

     (c)  Redemption                    Rights of Unit Holders

     (d)  Conversion, transfer, etc.    Rights of Unit Holders

     (e)  Periodic payment plan
          certificates                       *

     (f)  Voting rights                 Rights of Unit Holders;
                                        Other Information

     (g)  Notice of certificate-        Rights of Unit Holders;
          holders                       Other Information

     (h)  Consents required             Rights of Unit Holders;
                                        Other Information

     (i)  Other provisions              The FT Series

11.  Types of securities comprising     The FT Series

12.       Certain information
          regarding periodic payment
          plan certificates                  *

13.  (a)  Load, fees, expenses, etc.    Summary of Essential
                                        Information; Public
                                        Offering; The FT Series

     (b)  Certain information
          regarding periodic payment
          plan certificates                  *

     (c)  Certain percentages           Summary of Essential
                                        Information; The FT
                                        Series; Public Offering

     (d)  Difference in price offered   Public Offering
          for any class of transactions
          to any class or group of
          individuals

     (e)  Certain other load fees,      Rights of Unit Holders
          expenses, etc. payable by
          holders

     (f)  Certain profits receivable    The FT Series
          by depositor, principal
          underwriters, trustee or
          affiliated persons

     (g)  Ratio of annual charges to
          income                             *

14.       Issuance of trust's           Rights of Unit Holders
          securities

15.       Receipt and handling of
          payments from purchasers           *

16.       Acquisition and disposition
          of underlying securities      The FT Series; Rights of
                                        Unit Holders

17.       Withdrawal or redemption      The FT Series; Public
                                        Offering; Rights of Unit
                                        Holders

18.  (a)  Receipt, custody and
          disposition of income         Rights of Unit Holders

     (b)  Reinvestment of
          distributions                 Rights of Unit Holders

     (c)  Reserves or special funds     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (d)  Schedule of distributions          *

19.       Records, accounts and
          reports                       Rights of Unit Holders

20.       Certain miscellaneous
          provisions of trust
          agreement

     (a)  Amendment                     Other Information

     (b)  Termination                   Other Information

     (c)  and (d) Trustee, removal and
          successor                     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (e)  and (f) Depositor, removal    Information as to
          and successor                 Sponsor, Trustee and
                                        Evaluator

21.       Loans to security holders          *

22.       Limitations on liability      The FT Series;
                                        Information as to
                                        Sponsor, Trustee and
                                        Evaluator

23.       Bonding arrangements          Contents of Registration
                                        Statement

24.       Other material provisions
          of trust agreement                 *

III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.       Organization of depositor     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

26.       Fees received by depositor         *

27.       Business of depositor         Information as to
                                        Sponsor, Trustee and
                                        Evaluator

28.       Certain information as to          *
          officials and affiliated
          persons of depositor

29.       Voting securities of               *
          depositor

30.       Persons controlling                *
          depositor

31.       Payment by depositor for           *
          certain services rendered
          to trust

32.       Payment by depositor for           *
          certain other services
          rendered to trust

33.       Remuneration of other              *
          persons for certain
          services rendered to trust

34.       Remuneration of other              *
          persons for certain services
          rendered to trust

                IV.  DISTRIBUTION AND REDEMPTION

35.       Distribution of trust's
          securities by states          Public Offering

36.       Suspension of sales of
          trust's securities                 *

37.       Revocation of authority
          to distribute                      *

38.  (a)  Method of distribution        Public Offering

     (b)  Underwriting agreements       Public Offering;
                                        Underwriting

     (c)  Selling agreements            Public Offering

39.  (a)  Organization of principal     Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  N.A.S.D. membership of        Information as to
          principal underwriters        Sponsor, Trustee and
                                        Evaluator

40.       Certain fee received by       See Items 13(a) and 13(e)
          principal underwriters

41.  (a)  Business of principal         Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  Branch offices of
          principal underwriters             *

     (c)  Salesmen of principal
          underwriters                       *

42.       Ownership of trust's
          securities by certain
          persons                            *

43.       Certain brokerage
          commissions received
          by principal underwriters          *

44.  (a)  Method of valuation           Summary of Essential
                                        Information; The FT
                                        Series; Public Offering

     (b)  Schedule as to offering
          price                              *

     (c)  Variation in offering         Public Offering
          price to certain persons

45.       Suspension of redemption
          rights                             *

46.  (a)  Redemption Valuation          Rights of Unit Holders

     (b)  Schedule as to redemption
          price                              *

47.       Maintenance of position       Public Offering; Rights
          in underlying securities      of Unit Holders

       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.       Organization and regulation   Information as to
          of trustee                    Sponsor, Trustee and
                                        Evaluator

49.       Fees and expenses of trustee  The FT Series

50.       Trustee's lien                The FT Series

     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OR
                           SECURITIES

51.       Insurance of holders of            *
          trust's securities

                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust           The FT Series; Rights
          agreement with respect        of Unit Holders
          to selection or elimination
          of underlying securities

     (b)  Transactions involving
          elimination of underlying
          securities                         *

     (c)  Policy regarding              The FT Series; Rights
          substitution or elimination   of Unit Holders
          of underlying securities

     (d)  Fundamental policy not
          otherwise covered                  *

53.       Tax status of Trust           The FT Series

          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.       Trust's securities during
          last ten years                     *

55.       Certain information regarding
          periodic payment plan
          certificates

56.       Certain information regarding
          periodic payment plan
          certificates

57.       Certain information regarding      *
          periodic payment plan
          certificates

58.       Certain information regarding
          periodic payment plan
          certificates

59.       Financial statements          Report of Independent
          (Instruction 1(b) to          Auditors; Statement of
          Form S-6)                     Net Assets





__________________________
*    Inapplicable, answer negative or not required.


             SUBJECT TO COMPLETION, DATED FEBRUARY 10, 1999

                   Missouri Equity Growth Trust Series
                                 FT 324

FT 324 consists of a unit investment trust known as Missouri Equity Growth Trust Series (the "Trust"). The Trust consists of a diversified portfolio of common stocks (the "Securities") issued by companies headquartered or incorporated in the State of Missouri. The Trust seeks to provide above-average total return through capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                    First Trust (registered trademark)
                             1-800-621-1675

              The date of this Prospectus is ________, 1999
Page 1


                     Table of Contents

                                            Page Number

Summary of Essential Information                      3
Fee Table                                             4
Report of Independent Auditors                        5
Statement of Net Assets                               6
Schedule of Investments                               7
The FT Series                                         8
Portfolio                                             9
Risk Factors                                          9
Portfolio Securities Descriptions                    10
Public Offering                                      10
Distribution of Units                                12
The Sponsor's Profits                                13
The Secondary Market                                 13
How We Purchase Units                                14
Expenses and Charges                                 14
Tax Status                                           15
Retirement Plans                                     16
Rights of Unit Holders                               16
Income and Capital Distributions                     17
Redeeming Your Units                                 17
Removing Securities from the Trust                   19
Amending or Terminating the Indenture                19
Information on the Sponsor, Trustee and Evaluator    20
Other Information                                    21

                     Summary of Essential Information


        At the Opening of Business on the Initial Date of Deposit
                    of the Securities- ________, 1999


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.


General Information
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                                              1/
Public Offering Price:
     Aggregate Offering Price Evaluation of Securities per Unit (2)                                  $
     Maximum Sales Charge ___% of the Public Offering Price per Unit
        (____% of the net amount invested, exclusive of  the deferred sales charge) (3)              $
     Less Deferred Sales Charge per Unit                                                             $(   )
     Public Offering Price per Unit (4)                                                              $
Sponsor's Initial Repurchase Price per Unit (5)                                                      $
Redemption Price per Unit (based on aggregate underlying
     value of Securities less the deferred sales charge) (5)                                         $
Estimated Net Annual Distributions (6)                                                               $
Cash CUSIP Number
Reinvestment CUSIP Number
Security Code

First Settlement Date                           _______, 1999
Mandatory Termination Date                      ___________, 2003
Discretionary Liquidation Amount                The Trust may be terminated if the value of the Securities is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period.
Income Distribution Record Date                 _________, 1999.
Income Distribution Date (7)                    _________, 1999.

______________

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each Security, if listed on a securities exchange, is valued at its last closing sale price. If a Security is not listed, or if no closing sale prices exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering" for additional information regarding these charges.

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. Additional Units may be created during the day of the Initial Date of Deposit which, along with the Units described above, will be valued as of the Evaluation Time on the Initial Date of Deposit and sold to investors at a Public Offering Price per Unit based on this valuation. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After the Initial Date of Deposit, the Public Offering Price per Unit will include a pro rata share of any accumulated dividends on the Securities.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial
Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organizational and offering costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Redeeming Your Units."

(6) The actual net annual distributions you receive will vary from that set forth above with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. See "Fee Table" and "Expenses and Charges."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                              Fee Table

This Fee Table describes the fees and expenses that you may pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately five years and is a unit investment trust rather than a mutual fund, this information shows you a comparison of fees.

                                                                                                              Amount
                                                                                                              per Unit
                                                                                                              ________
UNIT HOLDER TRANSACTION EXPENSES
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                                                          %(a)        $
Deferred sales charge                                                                             %(b)
                                                                                                ________      ________
Maximum sales charge                                                                              %(b)        $
                                                                                                ========      ========
Maximum sales charge imposed on Reinvested Dividends                                              %(d)        $

ORGANIZATIONAL AND OFFERING COSTS
   (as a percentage of public offering price)
Estimated Organizational and Offering Costs                                                       %(d)        $

ESTIMATED ANNUAL TRUST OPERATING EXPENSES
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                             %          $
Trustee's fee and other operating expenses                                                         %
                                                                                                ________      ________
   Total                                                                                           %          $
                                                                                                ========      ========

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

1 Year                 3 Years                5 Years
______                 _______                _______


You will pay the following expenses if you do not sell your Units at the end of each period:

1 Year                 3 Years                5 Years
______                 _______                _______


The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

________________

(a) The amount of the initial sales charge will vary depending on the purchase price of your Units. The amount of the initial sales charge is actually the difference between the maximum sales charge (___% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $____ per Unit). When the Public Offering Price exceeds $10.00 per Unit the initial sales charge will exceed 1.00% of the Public Offering Price per Unit.

(b) The deferred sales charge is a fixed dollar amount equal to $___ per Unit which will be deducted in _____ monthly installments of $___ per Unit beginning __________, 1999 and on the 20th day of each month thereafter (or the preceding business day if the 20th day is not a business day) through __________, 1999. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change but the deferred sales charge on a percentage basis will be less than ___% of the Public Offering Price. If you purchase Units after the first deferred sales charge payment has been deducted, your purchase price will include both the initial sales charge and any remaining deferred sales charge payments.

(c) Reinvested Dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Income and Capital Distributions."

(d) You will bear all or a portion of the costs incurred in organizing the Trust. These estimated organizational and offering costs are included in the price you pay for your Units and will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

                        Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 324

We have audited the accompanying statement of net assets, including the schedule of investments, of FT 324, comprised of Missouri Equity Growth Trust Series, as of the opening of business on ________, 1999. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on ________, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 324, comprised of the Trust listed above, at the opening of business on ________, 1999 in conformity with generally accepted accounting principles.

                               ERNST & YOUNG LLP

Chicago, Illinois
________, 1999

                           Statement of Net Assets

                   MISSOURI EQUITY GROWTH TRUST SERIES
                                 FT 324

                    At the Opening of Business on the
                 Initial Date of Deposit-________, 1999


                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $
Less accrued organizational and offering costs (3)                                                           (   )
Less liability for deferred sales charge (4)                                                                 (   )
                                                                                                         ________
Net assets                                                                                               $
                                                                                                         ========
Units outstanding

                                                   ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                    $
Less sales charge (5)                                                                                        (   )
Less estimated organizational and offering costs (3)                                                         (   )
                                                                                                         ________
Net assets                                                                                               $
                                                                                                         ========


                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $___________ issued by The Chase Manhattan Bank, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to purchase contracts for such Securities.

(3) A portion of the Public Offering Price consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $___ per Unit, based upon our estimate of the number of Units to be created. A distribution will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which your organizational and offering cost obligation to us will be paid. If the actual number of Units issued is larger or smaller than our estimate, the actual distribution per Unit at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period may differ from the estimated costs set forth above.

(4) Represents the amount of mandatory deferred sales charge distributions from the Trust ($___ per Unit), payable to us in ______ equal monthly installments beginning on ________, 1999 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through __________, 2000. If you redeem Units before ________, 1999 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge) computed at the rate of ___% of the Public Offering Price per Unit (equivalent to ____% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."

                         Schedule of Investments

                   MISSOURI EQUITY GROWTH TRUST SERIES
                                 FT 324

                    At the Opening of Business on the
                 Initial Date of Deposit-________, 1999

                                                                              Approximate
                                                                              Percentage          Market
                                                                              of Aggregate        Value         Cost of
Number        Ticker Symbol and                                               Offering            per           Securities
of Shares     Name of Issuer of Securities (1)                                Price (3)           Share         to Trust (2)
_________     ________________________________                                ____________        ______        ____________
                                                                                   %              $             $
                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
                                                                                   %
                                                                              ______                            _________
                                    Total Investments                           100%                            $
                                                                              ======                            =========

__________

(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Securities were entered into by the Sponsor on _______, 1999.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the last sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Securities on the Initial Date of Deposit was $ . Cost and loss to Sponsor relating to the Securities sold to the Trust were $________ and $_______, respectively.

(3) The portfolio will contain additional Securities each of which will not exceed approximately ____% of the Aggregate Offering Price. Although it is not the Sponsor's intention, certain of the Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Securities are approximate amounts and may vary in the final portfolio.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate series of an investment company which we have named the FT Series. We designate each of these investment company series, the FT Series, with a different series number.

YOU MAY GET MORE SPECIFIC DETAILS ON SOME OF THE INFORMATION IN THIS PROSPECTUS IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

What We Call the Trust.

This FT Series consists of a unit investment trust known as Missouri Equity Growth Trust Series.

Mandatory Termination Date.

The Trust will terminate on the Mandatory Termination Date, approximately five years from the date of this Prospectus. This date is shown in "Summary of Essential Information." The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into between Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

How We Created the Trust.

On the Initial Date of Deposit, we deposited contracts to buy common stocks ("Securities") with the Trustee, backed by an irrevocable letter of credit of a financial institution in an amount sufficient to purchase these Securities. In return for depositing the Securities, the Trustee delivered documents to us representing our ownership of the Trust, in the form of units ("the Units").

With the deposit of the contracts to buy Securities on the Initial Date of Deposit we established a percentage relationship between the Securities in the Trust's portfolio, as stated under "Schedule of Investments." After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit) with instructions to buy more Securities, in order to create new Units for sale. If we create additional Units we will attempt, to the extent practicable, to maintain the original percentage relationship established among the Securities on the Initial Date of Deposit, and not the actual percentage relationship existing on the day we are creating Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit.

Since the prices of the underlying Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust will pay brokerage fees to buy Securities. To reduce this dilution, the Trust will try to buy the Securities as close to the evaluation time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may, from time to time, retain and pay us (or an affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be sold under certain circumstances from time to time, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. The Trust will not, however, sell Securities to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if the Securities no longer meet the criteria by which they were selected. You will not be able to dispose of any of the Securities in the Trust or vote the Securities. As the holder of the Securities, the Trustee will vote all of Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract. The Trustee must purchase the Replacement Securities within 20 days after it receives notice of a failed contract, and the purchase price may not be more than the amount of funds reserved for the purchase of the failed contract.
Portfolio

Objectives

The Trust's objective is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies that are headquartered or incorporated in the State of Missouri or have a strong presence in Missouri. The Trust has an expected life of approximately five years. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely.

Missouri is known as the "Gateway to the West," since the Santa Fe, Oregon and California Trails all threaded through Kansas City and Independence, Missouri. Hundreds of thousands of people traveled through Missouri on their way west following the Civil War, making it an important crossroads.

Today, Missouri has a thriving and very diverse economy, with its major industries being transportation equipment (including automobile manufacturing and auto parts); beer and beverages; and defense and aerospace technology. Other industries important to Missouri include business and financial services, chemicals and materials manufacturing; electronics and electrical equipment manufacturing; health products and services; information and media services; food processing; wood and paper products production; and tourism. An effort is also being made to attract new employers and help existing businesses in high-tech fields such as biotechnology and telecommunications.

In recent years, the Missouri economy has been stable and has shown steady growth, according to statistics from the Missouri Department of Economic Development. In 1998, businesses moving to or expanding in Missouri were up by 55%. With growth industries continuing to contribute to the economy of the "Show Me State," it is believed Missouri's economic success will continue into the next century.

With its strong regional economy and national and worldwide participation, we believe that a portfolio of Missouri companies has the potential to provide investors with capital appreciation to the extent that the companies in the portfolio continue to grow. Of course, there can be no guarantee current economic trends will continue.

An investment in this Trust should be made with the understanding that companies in the State of Missouri, as in any state, are subject to and may be affected by various factors, including the general state of the economy, legislative changes and consumer spending trends.

Of course, as with any similar investments, there can be no guarantee that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                      Risk Factors

Price Volatility. The Trust invests in common stocks of companies that are headquartered or incorporated in the State of Missouri or have a strong presence in Missouri. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in the Trust are issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies. This is a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on technology companies. In addition, litigation regarding any of the issuers of the Securities or may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Year 2000 Problem. Many computer systems were not designed to properly process and calculate date-related information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for January 1, 2000 will cause any major operational difficulties for the Trust. However, we are unable to predict what impact the Year 2000 Problem will have on any of the issuers of the Securities.

            Portfolio Securities Descriptions








We have obtained the foregoing descriptions from sources it deems reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price. The Public Offering Price per Unit is comprised of the following:

-  the aggregate underlying value of the Securities;

-  the amount of any cash in the Income and Capital Accounts; and

- the total sales charge (which combines an initial up-front sales charge and a deferred sales charge).

A portion of the Public Offering Price per Unit on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee). The organizational and offering costs will be deducted from the assets of the Trust as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

Although you are not required to pay for your Units until three business days following the order for purchase (the "date of settlement"), you may pay before then. You will become the owner of Units on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Minimum Purchase.

The minimum amount you can purchase of the Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.

The sales charge you will pay has both an initial and deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to approximately 1% of the Public Offering Price of a Unit. This initial sales charge is actually equal to the difference between the maximum total sales charge of ___% and the maximum remaining deferred sales charge (initially $____ per Unit). The initial sales charge will vary from 1% with changes in the aggregate underlying value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made. In addition, ______ monthly deferred sales charge payments of $___ per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from ________, 1999 through __________, 2000. The total maximum sales charge during the initial offering period will be ___% of the Public Offering Price per Unit (equivalent to ____% of the net amount invested, exclusive of the deferred sales charge).

After the initial offering period, if you purchase Units after the last deferred sales charge payment has been assessed your sales charge will consist of a one-time initial sales charge of ___% of the Public Offering Price (equivalent to ____% of the net amount invested), which will be reduced by 1/2 of 1% on each subsequent __________, commencing _______, 1999 to a minimum sales charge of ___%.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge is reduced, as follows:

                                  Your maximum
If you invest                     sales charge
(in thousands:*                   will be:
______________________            ____________
$50 but less than $100               %
$100 but less than $150              %
$150 but less than $500              %
$500 or more                         %

* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from the any one dealer. However, we will consider Units you purchase in the name of your spouse or your child under 21 years of age to be purchases by you for determining the reduced sales charge. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales is the responsibility of the broker/dealer or other selling agent making the sale.

If you own units of any other unit investment trusts sponsored by us you may use your redemption or termination proceeds from these trusts to purchase Units of the Trust subject only to any remaining deferred sales charge to be collected on Units of the Trust you purchase. Please note that you will be charged the amount of any remaining deferred sales charge on units you redeem when you redeem them.

For the following persons, the sales charge is reduced by ____% of the Public Offering Price:

- Employees, officers and directors of the Sponsor, our related companies, the Underwriter, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, you may purchase Units in the primary or secondary market at the Public Offering Price, less the concession we would typically allow such broker/dealer. See "Distribution of Units-Dealer Concessions."

Every investor will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units.

Changes in the Public Offering Price.

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including:

-  fluctuations in the local currency prices of the Securities;

-  changes in the relevant currency exchange rates;

- changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading; and

-  changes in the value of the Income and/or Capital Accounts.

The Value of the Securities.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, the evaluation is based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, the evaluation will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined:

a) on the basis of current ask prices for comparable securities,

b) by appraising the value of the Securities on the ask side of the market, or

c) by any combination of the above.

The Evaluator on each business day will appraise the value of the underlying Securities in the Trust as of the Evaluation Time and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this Prospectus will exclude Saturdays, Sundays and the following holidays as observed by the NYSE, Inc.: New Year's Day, Martin Luther King, Jr.'s Birthday, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

After the initial offering period is over, the secondary market Public Offering Price will be determined based on the aggregate underlying U.S. dollar value of the Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust plus the applicable sales charge. We calculate the aggregate underlying U.S. dollar value of the Securities during the secondary market the same way as described above for sales made during the initial offering period, except that bid prices are used instead of ask prices when necessary. In addition, the aggregate underlying U.S. dollar value of the Securities during the secondary market is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                  Distribution of Units

During the initial offering period, Units will be sold at the current Public Offering Price. When the initial offering period ends, Units we have reacquired may be offered by this prospectus at the secondary market Public Offering Price (see "The Secondary Market").

Dealer Concessions.

We intend to qualify Units of the Trust for sale in a number of states. Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of ___% of the Public Offering Price per Unit (or 65% of the maximum sales charge after ____ , 1999). However, eligible foreign dealers and selling agents can purchase Units at prices which represent a concession or agency commission of ___% of the Public Offering Price per Unit (or ___% of the maximum sales charge after ______, 1999).

We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units. However, the Glass-Steagall Act does allow certain agency transactions and these appear to be permitted under the Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

Award Programs.

From time to time we may sponsor programs which award a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trust. In addition, if a dealer sponsors sales contests or recognition programs that conform to criteria we establish, or participates in sales programs we sponsor, we will reallow to that dealer an amount equal to no more than the total applicable sales charges on the sales generated by such person at the Public Offering Price during such programs. We make these payments out of our own assets, and not out of the Trust's assets. These programs will not change the price you pay for your Units or the amount that the Trust will receive from the Units sold.

Investment Comparisons.

We may from time to time compare the then current estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising the DJIA, S&P 500 Index, Ibbotson Small-Cap Index, the S&P Industrial Index, other investment indices, corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publishers such as Money, the New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. The investment characteristics of each Trust, which are described more fully elsewhere in this Prospectus, differ from other comparative investments. For example, common stock indexes have much greater diversifications than the Trust; U.S. Government bonds are backed by the full faith and credit of the U.S. Government; and bank CDs are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. You should not assume that these performance comparisons will be representative of the Trust's future relative performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit for the Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price we sell them to the Trust (which is based on the Evaluator's determination of the aggregate underlying U.S. dollar value of the Securities) is considered a profit or loss. (See Note 2 of "Schedule of Investments.") During the initial offering period, the Underwriter may also realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the Public Offering Price received by the Underwriter when they sell the Units.

In maintaining a market for the Units, any difference between the price at which Units are purchased and the price at which they are sold (which includes a maximum sales charge for the Trust) or redeemed will be a profit or loss to us. The secondary market public offering price of Units may be more or less than the cost of those Units to us.

                  The Secondary Market

Although we are not obligated to, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell Units subject to a deferred sales charge or tender them for redemption before you have paid the total deferred sales charge on your Units, you will have to pay the remainder of the deferred sales charge at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive the proceeds from the sale of Units we purchase no later than if they were redeemed by the Trustee. Units that we hold may be tendered to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

The Public Offering Price of any Units we acquire will be consistent with the Public Offering Price described in the then effective prospectus. Any profit or loss from the resale or redemption of such Units will belong to us.

                  Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses exceed the estimate, the Trust will absorb the excess. The Trustee will pay expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee benefits from the use of these funds.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trust, and will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trust and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust.

The fees payable to the Portfolio Supervisor, Evaluator and Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to the Sponsor and our affiliate for providing services to all unit investment trusts for which they provide such services be more than the actual cost of providing such services in such year.

The Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and the rights and interests of the Unit holders;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Any offering costs incurred after the earlier of six months after the Initial Date of Deposit or the end of the initial offering period;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of the Trust;

-  Foreign custodial and transaction fees, if any;

- All taxes and other government charges imposed upon the Securities or any part of the Trust. (No such taxes or charges are now in place or planned as far as we know.)

The above expenses and the Trustee's annual fee (when paid or owing to the Trustee) are secured by a lien on the Trust. In addition, the Trustee has the power to sell Securities in the Trust to make cash available to pay these charges if there is not enough cash in the Income or Capital Accounts of the Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trust.

These sales may result in capital gains or losses to the Unit holders. See "Tax Status."

The Trust will be audited on an annual basis. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the cost exceeds $0.0050 per Unit. Otherwise, the Trust will pay for the audit. You can receive a copy of the audited financial statements by notifying the Trustee.

                       Tax Status

The following summary describes certain Federal income tax consequences of the purchase, ownership and disposition of Units. This summary assumes you hold Units as "capital assets" and are not a dealer, financial institution or other investor with special circumstances. You should consult with your tax advisor for specific information concerning the Federal tax status of your investment.

In the opinion of our counsel, under existing law:

General Treatment of the Trust.

The Trust will not be taxed as a corporation for Federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities held by the Trust and as such will be considered to have received a pro rata share of income (i.e. dividends) derived from each Security when such income is considered to be received by the Trust. This is true whether the income is used to pay for a portion of the deferred sales charge or if you elect to have your distributions automatically reinvested into additional Units.

Your Tax Basis and Income or Loss Upon Disposition

You will generally recognize gain or loss when the Trust disposes of a Security or when you sell or redeem your Units for cash. The price you pay for your Units, generally including sales charges, is allocated among your pro rata portion of each Security held by the Trust in order to determine your tax basis in the pro rata portion of each Security held by the Trust. In general, your pro rata portion of any dividends received on the Securities held by the Trust will be taxable to you as ordinary income. You should consult your tax advisor regarding the calculation of basis and the tax treatment of dividends.

When you sell or redeem your Units or when the Trust sells Securities you will generally recognize taxable gain or loss. Net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The day you acquire your Units is excluded for purposes of determining the holding period of the Unit. Short-term capital gains are taxed at the same rates as ordinary income.

In-Kind Distributions.

If you own at least 1,000 Units of the Trust you may request an In-Kind Distribution of Securities when you redeem your Units or at the Trust's termination. If you request an In-Kind Distribution you will be
responsible for any expenses related to this distribution.   By electing
to receive an In-Kind Distribution you will receive an undivided interest in whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by the Trust. However, if you also receive cash in exchange for a fractional share of a Security held by the Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your basis in such fractional share of a Security held by the Trust.

Limitations on the Deductibility of Trust Expenses.

You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense, but only to the extent that your share of the expenses, together with your other miscellaneous deductions, exceeds 2% of your adjusted gross income.
You should consult your tax advisor regarding the limitations on the deductibility of Trust expenses.

Foreign, State and Local Taxes.

Under the existing income tax laws of the State and City of New York, the Trust will not be taxed as a corporation, and the income of the Trust will be treated as the income of the Unit holders in the same manner as for Federal income tax purposes. If you are a foreign investor

Page 14

and are not engaged in a U.S. trade or business, you will generally be subject to a 30% withholding tax on distributions (or a lower applicable treaty rate). You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                    Retirement Plans

You may purchase Units of the Trust for:

-  Individual Retirement Accounts

-  Keogh Plans

-  pension funds, and

-  other tax-deferred retirement plans.

Generally, the Federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. If you are considering participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax adviser. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as record owner of Units that person registered as such on its books. If you request certificates representing the Units you ordered for purchase they will be delivered three business days after your order or shortly thereafter. You may transfer or redeem Units represented by a certificate by endorsing it and surrendering it to the Trustee, along with a written instrument(s) of transfer. You must sign exactly as your name appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation such as trust instruments, death certificates, appointments as executor or administrator, or certificates of corporate authority.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for identification purposes.

You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will keep an account for you and will credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to you, as the registered owner of Units:

- a written initial transaction statement containing a description of your Trust;

-  the number of Units issued or transferred;

-  your name, address and taxpayer identification number;

- a notation of any liens or restrictions of the issuer and any adverse claims; and

-  the date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

As a Unit holder, you may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. However, the Trustee does not require such charge now, nor are they currently contemplating doing so. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per-Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

1. a summary of transactions in the Trust for the year;

2. any Securities sold during the year and the Securities held at the end of that year by the Trust;

3. the Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

4. amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with Federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions from your Units only after you become a Record Owner. It is your responsibility to notify the Trustee when you become Record Owner of the Units, but normally your broker/dealer provides this notice. The Trustee will credit any dividends received on the Trust's Securities to the Income Account of the Trust. All other receipts, such as return of capital, are credited to the Capital Account of the Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." The Trustee will distribute amounts in the Capital Account on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. However, amounts in the Capital Account from the sale of Securities designated to meet redemptions of Units, to pay the deferred sales charge or to pay expenses will not be distributed. The Trustee is not required to pay interest on funds held in the Income or Capital Accounts of the Trust. However, the Trustee may earn interest on these funds, thus benefiting from the use of such funds.

We anticipate that the deferred sales charge will be collected from the Capital Account of the Trust and that the money in the Capital Account will be sufficient to cover the cost of the deferred sales charge. If there is not enough money in the Capital Account to pay the deferred sales charge, the Trustee may sell Securities to meet the shortfall. We will designate an account where distributions will be made to pay the deferred sales charge.

The Trustee is required by the Internal Revenue Service to withhold a certain percentage of any distribution the Trust makes and deliver such amount to the Internal Revenue Service if the Trustee does not have your tax identification number. You may recover this amount by giving your tax identification number to the Trustee, or when you file a tax return. Normally, the selling broker provides the Trustee your tax identification number. However, you should check your statements from the Trustee to make sure they have the number to avoid this "back-up withholding." If the Trustee does not have one, you should provide it to the Trustee as soon as possible.

Within a reasonable time after the Trust is terminated you will receive the pro rata share of the money from the disposition of the Securities. However, if you are eligible, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in the Trust, excluding any unpaid expenses of the Trust.

The Trustee may establish reserves (the "Reserve Account") within the Trust for any state and local taxes and any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of the Trust. You will have to pay any remaining deferred sales charge on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states. Please note that even if you reinvest distributions, they are still considered distributions for income tax purposes.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are held in uncertificated form, you need only to deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request you send to the Trustee must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the New York Stock Exchange (the "Exchange") is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time), the Date of Tender is the next day the Exchange is open for trading. Redeemed Units will then be cancelled.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of the Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of the Trust.

If you are tendering 1,000 Units or more for redemption, rather than receiving cash you may elect to receive a distribution of shares of Securities (an "In-Kind Distribution") in an amount and value equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank account or broker/dealer at the Depository Trust Company. The Trustee will subtract from your In-Kind Distribution any customary transfer and registration charges. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled. The Trustee may adjust the number of shares of any Security included in your In-Kind Distribution to make distribution of whole shares easier. This adjustment will be made based on the value of the Securities on the Date of Tender. If there is not enough money in the Capital Account to pay the required cash distribution, the Trustee may sell Securities as described above.

The Internal Revenue Service will require the Trustee to withhold a portion of your redemption proceeds if the Trustee has not previously been provided your Taxpayer Identification Number. For more information about this withholding, see "Income and Capital Distribution." If the Trustee does not have your Taxpayer Identification Number, you must provide it at the time of the redemption request.

The Trustee may sell Securities in the Trust to make funds available for redemption. If Securities are sold, the size and diversity of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

1. if the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2. if the Securities and Exchange Commission ("SEC") determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; and

3. for any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

We will determine the Redemption Price per Unit during the secondary market based on the aggregate underlying U.S. dollar value of the Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation.

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, including, but not limited to, fees and expenses of the Trustee (including legal fees), and the

Evaluator and supervisory fees, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

 dividing

   the result by the number of outstanding Units of the Trust.

If there is any remaining deferred sales charge on the Units when you redeem them, the amount of this remaining deferred sales charge will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organizational and offering costs as set forth under "Summary of Essential Information."

The aggregate underlying value of the Securities for purposes of calculating the Redemption Price during the secondary market is determined in the same manner as that used to calculate the Secondary Market Public Offering Price as discussed in "Public Offering-The Value of the Securities."

           Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances. These circumstances include, but are not limited to, situations in which:

- the issuer of the Security defaults in the payment of a declared dividend;

-  any action or proceeding prevents the payment of dividends;

-  there is any legal question or impediment affecting the Security;

- the issuer of the Security has breached a covenant which would affect the payment of dividends or the issuer's credit standing, or otherwise damage the sound investment character of the Security; or

- the issuer has defaulted on the payment on any other of its outstanding obligations to such an extent or other such credit factors exist so that, in our opinion, keeping the Security would be harmful to the Trust.

Except in the limited instance in which the Trust may acquire Replacement Securities to replace failed contracts to purchase Securities, as described in "The FT Series", the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distributions to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Securities that we designate; or, without our direction, in its own discretion, in order to meet redemption requests or pay expenses.

In designating which Securities should be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversity of the Securities in the Trust may be changed. To get the best price for the Trust we may have to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor in making recommendations to the Trustee on the selection of broker/dealers to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.


               Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

-  to cure ambiguities;

-  to correct or supplement any defective or inconsistent provision;

-  to make any amendment required by any governmental agency; or

- to make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date stated in the "Summary of Essential Information." The Trust may be terminated prior to the Mandatory
Termination Date:

-  upon the consent of 100% of the Unit holders;

- if the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period; or

- in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

In the event of termination, the Trustee will send prior written notice thereof to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If the Trust is terminated due to this last reason, we will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser; however, termination of the Trust prior to the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated prior to the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner, timing and execution of the sale of Securities as part of the termination of the Trust. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower amount than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of the Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive shares of Securities included in the Trust (reduced by customary transfer and registration charges) rather than the typical cash distribution representing your pro rata interest in the Trust. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option for eligible Unit holders you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts of the Trust, within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provide by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

-  The First Trust Combined Series

-  FT Series (formerly known as The First Trust Special Situations Trust)

-  The First Trust Insured Corporate Trust

-  The First Trust of Insured Municipal Bonds

-  The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $20 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1997, the total partners' capital of Nike Securities L.P. was $11,724,071 (audited).

This information refers only to the Sponsor and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

The Sponsor and the Trustee will not be liable to Unit holders for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- appoint a successor Sponsor, paying them a reasonable rate not more than that stated by the Securities and Exchange Commission,

-  terminate the Indenture and liquidate the Trust, or

-  continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information. However, the Evaluator will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to Federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Auditors.

Ernst & Young LLP, independent auditors, has audited the statement of net assets, including the schedule of investments, of the Trust at the opening of business on the Initial Date of Deposit appearing elsewhere herein, and in the Registration Statement.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the Securities and Exchange Commission and to which we have referred throughout. This information states more specific risk information about the Trust.

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Page 22

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Page 23


                    FIRST TRUST (registered trademark)

                   Missouri Equity Growth Trust Series
                                 FT 324

                                Sponsor:

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                               Trustee:

                        THE CHASE MANHATTAN BANK
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

This Prospectus contains information relating to Missouri Equity Growth Trust Series, but does not contain all of the information about this investment company as filed with the Securities and Exchange Commission in Washington, D.C. under the:

    -  Securities Act of 1933 (file no. 333-_____) and
    -  Investment Company Act of 1940 (file no. 811-05903)

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-6009
               Call: 1-800-SEC-0330
              Visit: http://www.sec.gov

                             ________, 1999

          PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 24
                   First Trust (registered trademark)
                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 324 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in the Prospectus. The Information Supplement has been created to supplement information contained in the Prospectus.

This Information Supplement is dated ________, 1999. Capitalized terms have been defined in the Prospectus.

                            Table of Contents

Risk Factors
   Securities                                                   1
Concentrations                                                  1

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Concentrations


Page 1




                           MEMORANDUM

                           Re:  FT 324

     As indicated in our cover letter transmitting the Registration Statement on Form S-6 and other related material under the Securities Act of 1933 to the Commission, the only difference of consequence (except as described below) between FT 314, which is the current fund, and FT 324, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 314 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the bonds deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits



                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 324 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on February 10, 1999.

                           FT 324
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                      Senior Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

Robert D. Van Kampen   Director of
                       Nike Securities        February 10, 1999
                       Corporation, the
                       General Partner of
                       Nike Securities L.P. Robert M. Porcellino
                                              Attorney-in-Fact**
David J. Allen         Director of
                       Nike Securities
                       Corporation, the
                       General Partner of
                       Nike Securities L.P.

___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.


                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 24 and certain subsequent Series, effective January 23, 1992 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-45093] filed on behalf of The First Trust Special Situations Trust, Series 24).

1.1.1* Form   of  Trust  Agreement  for  Series  320  among  Nike
       Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of Securities being registered.

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

                               S-4

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors, L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).


___________________________________
* To be filed by amendment.

                               S-5